Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Micoy Therapeutics, Inc.
760 Parkside Avenue, Suite 206
Brooklyn, NY 11226
https://www.micoytherapeutics.com/

Up to $1,234,994.25 in Common Stock at $1.75
Minimum Target Amount: $123,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Micoy Therapeutics, Inc.
Address: 760 Parkside Avenue, Suite 206, Brooklyn, NY 11226
State of Incorporation: DE
Date Incorporated: June 07, 2024

Terms:

Equity

Offering Minimum: $123,999.75 | 70,857 shares of Common Stock
Offering Maximum: $1,234,994.25 | 705,711 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.75
Minimum Investment Amount (per investor): $493.50

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated community member of Micoy Therapeutics, you are eligible for 25% additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 9% bonus shares

Tier 4 Perk: Invest $25,000+ and receive a 30 minute call with Micoy's CEO + 12% bonus shares

Tier 5 Perk: Invest $50,000+ and receive a 30 minute call with Micoy's CEO + 15% bonus shares

The 10% StartEngine Venture Club Bonus

Micoy Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Micoy Therapeutics, Inc. ("Micoy" or the "Company") is developing novel therapeutics aimed at blocking harmful autoantibodies that compromise the immune system during infections. These autoantibodies inhibit type I interferons, which are crucial for immune defense against viral infections. Micoy is also working on a diagnostic test to detect individuals who carry these autoantibodies, making it possible for patients to receive early treatment and improve outcomes.

Business Model

Micoy operates in the preclinical stage, focusing on developing both therapeutics and diagnostics. Their initial target market includes individuals over the age of 65 who are likely to be carriers of the specific autoantibodies. The Company plans to offer diagnostic tests and eventually provide inpatient treatment protocols for those hospitalized due to infections. Long-term, Micoy intends to explore prophylactic treatments for autoantibody carriers, significantly expanding its market potential.

Intellectual Property

Micoy Therapeutics holds significant intellectual property through its parent company, Mirimus. A key asset is U.S. Patent 11957114 B2, which covers methods for genetically mediated engineering of RNAi models. This foundation supports Micoy's innovative approach to developing therapeutics targeting type I interferon autoantibodies. The Company's proprietary diagnostic tests and therapeutic candidates are poised to advance through clinical trials and commercialization.

Corporate Structure

Mirimus, Inc. is a biotech company incorporated on 9/21/20210 in DE that developed a program targeting certin autoimmune conditions. Micoy Therapeutics, Inc. was spun out of this project into a new entity and incorporated on 6/7/2024 in DE. On 7/8/2024, Micoy Therapeutics became the wholly-owned subsidiary of Mirimus.

The companies share two common executive officers and directors, Prem Premsruirut and David Eads. David Eads is CFO of Mirimus. Prem Premsrirut is CEO and Director of Mirimus.

Additionally, Mirimus, Inc. is a principal security shareholder of the Company. Two individuals on the board of Mirimus, Inc. also own equity in Mirimus through its entity shareholder, Topspin.

In July 2024, Mirimus contributed cash and certain equipment to Micoy in exchange for equity. Micoy is also using certain employees that are formally employed by Mirimus, and the lease to the office where Micoy is operating is in Mirimus' name.

Competitors and Industry

Competitors

Micoy Therapeutics currently has no direct competitors pursuing therapeutics that block type I interferon autoantibodies. While certain hospital-based labs may offer laboratory-developed tests (LDTs) for detecting these autoantibodies, there are no FDA-approved tests or treatments available. Micoy believes its novel approach and lack of current competition position the Company favorably in the immunotherapy space.

Industry

Micoy operates within the immunotherapy and diagnostics sectors, targeting the growing market for personalized medicine. With an estimated 70 million potential test candidates in the U.S. alone, the market value for diagnostics could reach $1.7 billion by 2031. In addition, it's believed that the therapeutic market is poised for growth as more individuals become aware of the risks posed by autoantibodies in viral infections.

Current Stage and Roadmap

Current Stage

Micoy Therapeutics is in the pre-revenue, preclinical development phase. The Company is actively refining its lead therapeutic candidates while developing a diagnostic test for rapid detection of harmful autoantibodies. With significant investments from Mirimus, Micoy is now seeking seed funding to continue advancing its preclinical trials and prepare for clinical submissions.

Future Roadmap

Over the next few years, Micoy plans to complete pharmacodynamic and GLP toxicity studies, file an Investigational New Drug (IND) application, and initiate clinical trials. The Company also aims to develop a rapid, scalable, and affordable point-of-care diagnostic test. Partnering with industry leaders and advancing its pipeline will be critical milestones as Micoy transitions toward regulatory approvals and market entry.

The Team

Officers and Directors

Name: Prem Premsrirut

Prem Premsrirut's current primary role is with Mirimus. Prem Premsrirut currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: June, 2024 - Present
  Responsibilities: Founder of the company and lead the scientific innovations of the team. Responsible for raising capital for Micoy Therapeutics. Receives 10% founder shares plus additional employee shares.

Other business experience in the past three years:

- Employer: Mirimus
  Title: President
  Dates of Service: September, 2010 - Present
  Responsibilities: Executive leader building strategic partnerships with biotechnology and pharmaceutical companies to offer our preclinical CRO services. Manage the scientific team through project development.

Other business experience in the past three years:

- Employer: SUNY Downstate Health Sciences University
  Title: Research Assistant Professor
  Dates of Service: January, 2017 - Present
  Responsibilities: Provide course instruction for Molecular Cell Biology. Participate as an advisor for PhD students thesis committees. Serve as Principle Investigator for PhD students performing research at Mirimus.

Name: David Eads

David Eads's current primary role is with Mirimus Inc.. David Eads currently services 30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CFO, Secretary & Treasurer
  Dates of Service: January, 2024 - Present
  Responsibilities: Micoy is a spin-out based on R&D conducted at Mirimus . David has been CFO at Mirimus for the past four years and will have a non-employee advisory role at Micoy for now. Awarded 500k shares of Micoy Therapeutics restricted stock.

Other business experience in the past three years:

- Employer: Mirimus Inc.
  Title: CFO

Dates of Service: August, 2020 - Present
Responsibilities: Joined Mirimus at the beginning of the Covid testing business, and helped grow it to over $80 million in revenue during the pandemic. Addresses strategic financial and operational issues at both Mirimus and Micoy Therapeutics.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to

interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Micoy Therapeutics, Inc. was formed on June 7, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Micoy Therapeutics, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our approach is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and

potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns one patent, (U.S. Patent 11957114 B2). We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Unproven Novel Therapeutic Approach

Micoy Therapeutics is developing a novel therapeutic approach targeting autoantibodies that interfere with type I interferon signaling, a relatively unexplored area in immunotherapy. While this innovative strategy has the potential to address a significant unmet medical need, the lack of precedent for similar therapies poses risks. The therapeutic candidates have not yet entered clinical trials, and the effectiveness of blocking these autoantibodies in humans remains unproven. There is also the possibility that unforeseen challenges in preclinical or clinical trials could delay or prevent the approval of the therapeutic, limiting Micoy's ability to commercialize its products. Additionally, reliance on successful diagnostics to identify the target patient population adds another layer of risk. These factors contribute to uncertainty about the ultimate success and market adoption of Micoy's therapies.

Regulatory Approval

The FDA regulatory approval process is lengthy, complex, and uncertain. There is no assurance that Micoy will receive FDA approval for its therapeutics. Delays or failure to receive regulatory approval may prevent the company from commercializing its products, which would have a material adverse effect on its business and financial condition.

Uncertain Product Development Timeline

Micoy's product development is at an early stage, and there is no assurance that the therapeutic or diagnostic will reach the market within the expected timeline. Delays in preclinical, clinical trials, or regulatory submissions could have a significant impact on financial projections and operations.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mirimus, Inc.	2,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 705,711 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,710,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 3,710,000 to be issued pursuant to Restricted Stock Awards.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $100,200.00
  Number of Securities Sold: 2,000,000
  Use of proceeds: Corporate restructuring making Micoy Therapeutics a wholly owned subsidiary; Research and Development
  Date: July 08, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Micoy's long term goal is to develop a therapeutic that will be approved by the FDA. This requires a long regulatory roadmap that often does not have revenue for a number of years and requires considerable funding to achieve. During this time, the company will launch a screening/companion diagnostic test to market, but it is unlikely that revenue from this product will be sufficient to fund development of the therapeutic by itself, and therefore Micoy will look for additional funding as milestones are achieved.

Foreseeable major expenses based on projections:

The largest expenses will be for preclinical and clinical studies necessary to progress to IND (Investigational New Drug) filing and then through the FDA approval process. These include costs for preclinical experimentation in both cell-based and in vivo studies. They include third party expenses to CROs for scaled GMP manufacturing of our therapeutic and large animal studies. In addition, we require consultation from clinical CRO groups to establish regulatory and compliance protocols prior to launching Phase I trials. These trials require a substantial amount of funding that is likely shared through partnership with new venture funding and/or pharmaceutical companies.

Future operational challenges:

The FDA regulatory process is complex, expensive, and uncertain, and success in developing a therapeutic through this process will require rigorous scientific expertise, as well as regulatory expertise. There are risks that the drug may not achieve the desired efficacy and in this case, we may have to redesign and perform additional experimental studies.

Future challenges related to capital resources:

Further capital will be required to progress through clinical trials. We estimate that the total cost could be in excess of $20 million, but we expect institutional capital may be easier to achieve as milestones are reached.

Future milestones and events:

Key milestones include pre-submissions to the FDA, IND filing, initiation of Phase 1 clinical trials, and achieving a Breakthrough Designation from the FDA. Upon IND filing, establishing partnerships with pharmaceutical companies will be a key milestone as well.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has capital resources available in the form of $100,000 of cash in hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support pre-clinical studies for the therapeutic strategy and consultations with the FDA regarding the regulatory process.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign and other fundraising efforts are necessary to the viability of the Company. Of the total funds that our Company has, the significant majority will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal, and Micoy will also pursue investment from institutional investors.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 6 months. This is based on current cash on hand and a current monthly burn rate of $20,000 for expenses related to salaries and R&D expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 1 year, taking the lead therapeutic asset into the FDA pre-submission process. This is based on a projected monthly burn rate of $200,000 for expenses related to pre-clinical studies, regulatory consulting, and development of the companion diagnostic product.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is presenting to institutional investors for larger capital raises. In addition, the Company has applied for NIH SBIR funding as a source of non-dilutive grant funding.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $9,992,500.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) no shares are reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.75 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Outside Research & Development
  56.4%
  We will use approximately 56.4% of the funds raised to work with outside labs to conduct pre-clinincal studies in preparation for FDA submissions.

- Company Employment
  13.3%
  We will use approximately 13.3% of the funds to hire key personnel for daily operations, primarily in supervising the R&D work and administration. Wages to be commensurate with training, experience and position.

- Regulatory consulting
  8.8%
  We will use approximately 8.8% of the funds to work with consultants on developing a strategy for FDA submissions.

- Diagnostic test development
  2.2%
  We will use 2.2% of the funds to work with partners in the commercialization of a molecular and point of care diagnostic to detect patients with elevated anti-interferon antibodies.

- StartEngine Reg CF Campaign Marketing
  1.8%
  We will use 1.8% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,234,994.25, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Outside Research & Development
  64.0%
  We will use approximately 64% of the funds raised to work with outside labs to conduct pre-clinincal studies in preparation for FDA submissions.

- Company Employment
  15.0%
  We will use approximately 15% of the funds to hire key personnel for daily operations, primarily in supervising the R&D work and administration. Wages to be commensurate with training, experience and position.

- Regulatory consulting
  10.0%
  We will use approximately 10% of the funds to work with consultants on developing a strategy for FDA submissions.

- Diagnostic test development
  2.5%
  We will use 2.5% of the funds to work with partners in the commercialization of a molecular and point of care diagnostic to detect patients with elevated anti-interferon antibodies.

- StartEngine Reg CF Campaign Marketing
  2.0%
  We will use 2% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.micoytherapeutics.com/ (https://www.micoytherapeutics.com/#investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/micoytherapeutics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Micoy Therapeutics, Inc.

[See attached]



Micoy Therapeutics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Micoy Therapeutics, Inc. Management

We have reviewed the accompanying financial statements of Micoy Therapeutics, Inc. (the Company) which comprise the statements of financial position as of December 31, 2023 & 2022 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 14, 2024

MICOY THERAPEUTICS, INC.
STATEMENTS OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Asset	-	-
Non-Current Asset	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
Current Liability		
Non-Current Liability	-	-
TOTAL LIABILITIES	-	-
EQUITY		
Additional Paid-in Capital	1,588,058	136,210
Retained Earnings	(1,588,058)	(136,210)
TOTAL EQUITY	-	-
TOTAL LIABILITIES AND EQUITY	-	-

See Accompanying Notes to these Unaudited Financial Statements

MICOY THERAPEUTICS, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2023	2022
Sales	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	430,933	64,450
Payroll	863,334	71,760
Legal, Consulting and Professional	157,581	-
Total Operating Expenses	***1,451,848***	***136,210***
Total Loss from Operations	***(1,451,848)***	***(136,210)***
Net Loss	***(1,451,848)***	***(136,210)***

See Accompanying Notes to these Unaudited Financial Statements

MICOY THERAPEUTICS, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning Balance at 12/31/21	-	-	-	-	-
Issuance of Common Stock	-	-		-	-
Additional Paid in Capital	-	-	136,210	-	136,210
Net loss	-	-	-	(136,210)	(136,210)
Ending balance at 12/31/22	-	-	136,210	(136,210)	-
Issuance of Common Stock	-			-	-
Additional Paid in Capital	-	-	1,451,848	-	1,451,848
Net loss	-	-		(1,451,848)	(1,451,848)
Ending balance at 12/31/23	-	-	1,588,058	(1,588,058)	-

See Accompanying Notes to these Unaudited Financial Statements

MICOY THERAPEUTICS, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2023	**2022**
CASH FLOWS FROM AN OPERATING ACTIVITY		
Net Loss	(1,451,848)	(136,210)
Net Cash used in an Operating Activity	*(1,451,848)*	*(136,210)*
CASH FLOWS FROM A FINANCING ACTIVITY		
Issuance of Capital by Mirimus for Operating Expenses	1,451,848	136,210
Net Cash provided by a Financing Activity	*1,451,848*	*136,210*
Cash at the beginning of period	-	-
Net Cash increase for period	-	-
Cash at end of period	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Micoy Therapeutics, Inc. ("the Company") was incorporated on June 7, 2024, in Delaware, as a result of a spin-off from Mirimus Inc. ("Mirimus"), a company known for its extensive research and development (R&D) efforts in autoimmune conditions. The Company was established to continue and advance this specialized R&D work, with a particular focus on developing therapeutic treatments for patients with autoantibodies to specific proteins that make individuals particularly vulnerable to viral infections. In addition to its therapeutic development efforts, the Company also developed a companion diagnostic test aimed at identifying patients with these specific autoantibodies.

In its early stages, and prior to its formal separation from Mirimus, the Company operated under the umbrella of Mirimus, sharing resources such as personnel, office space, and equipment. The financial data for the years 2022-2023 represents a carve-out of the Company's operations from Mirimus, reflecting only those activities and expenses directly related to the Company's business initiatives.

This carve-out financial information serves as a precursor to the Company's establishment as an independent entity, as it prepares for its official separation from Mirimus in 2024. As part of this transition, the Company also intends to conduct a crowdfunding campaign under Regulation CF to raise capital for operations and growth.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, while the Company was still part of Mirimus, the Company had no off-balance sheet concentration of credit risk, such as forward contracts or other derivative instruments.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that as of 2023, the Company has not yet been fully separated from Mirimus and has not commenced principal operations independently. The Company is primarily incurring expenses related to research and development, with no revenue generated and no clear timeline for when it will begin generating positive working capital.

The Company's management is aware of these conditions and plans to raise capital and generate revenue once the spin-off is completed. However, there is no guarantee that these efforts will be successful in meeting the Company's capital requirements.

Given these factors, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Since the Company was part of Mirimus during 2022 and 2023, the financial data for these years is a carve-out, reflecting only the operations and expenses directly attributable to the Company's business activities, as it did not maintain independent financial statements while integrated within Mirimus. The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

 There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

<u>Research and Development (R&D)</u>

During 2022 and 2023, while the Company was part of Mirimus, R&D expenses were incurred by Mirimus on behalf of the Company and were broken down into several categories. These R&D expenses, reflected in the broader carve-out financials under Mirimus, were essential for the Company's therapeutic and diagnostic development.

General and administrative (G&A) expenses included costs such as office supplies, utilities, and shared overhead. Payroll expenses covered the salaries, wages, and benefits for both R&D and administrative personnel supporting the Company's research efforts. Additionally, the Company incurred legal, consulting, and professional fees related to intellectual property, regulatory compliance, and business development.

<u>Income Taxes</u>

For the periods 2022-2023, the Company did not generate taxable income and did not have an independent income tax filing requirement. The tax implications were handled within the larger Mirimus tax structure, with any tax benefits or losses included in the consolidated group's tax filings. As a result, no provision for income tax is recognized in the carved-out Statement of Operations for these periods.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Since the Company was part of Mirimus during 2022 and 2023, Mirimus is considered a related party for the purposes of these financial statements. Transactions between the Company and Mirimus, including the sharing of personnel, office space, equipment, and other operational support, are considered related party transactions. These transactions are reflected in the carve-out financials, with expenses allocated from Mirimus to the Company for R&D and other shared costs.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

While the Company was part of Mirimus during 2022 and 2023, it was not involved in any pending or threatening litigation, nor was it aware of any such matters. The Company operated under Mirimus's legal framework and complied with all relevant laws and regulations. Additionally, the Company did not have any long-term commitments or guarantees, as these were the responsibility of Mirimus.

NOTE 5 – LIABILITIES AND DEBT

During the periods 2022-2023, while the Company was still part of Mirimus, no liabilities or debt were incurred by the Company.

NOTE 6 – EQUITY

During 2022 and 2023, the Company did not have its own authorized stock, nor were any shares issued or outstanding. As it was still part of Mirimus and not yet a separate legal entity, the Company did not have an independent equity structure. As a result, there were no shares of the Company's stock authorized, issued, or outstanding during this period.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 14, 2024, the date these financial statements were available to be issued.

The Company was formally incorporated on June 7, 2024, marking the commencement of its spin-off from Mirimus, at which point its financials were separated from Mirimus.



Micoy Therapeutics, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to August 31, 2024

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Micoy Therapeutics, Inc. Management

We have reviewed the accompanying financial statements of Micoy Therapeutics, Inc (the Company) which comprise the statement of financial position as of August 31, 2024 and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 14, 2024

MICOY THERAPEUTICS, INC.
STATEMENT OF FINANCIAL POSITION

	As of Period Ended August 31, 2024
ASSETS	
Current Asset:	
Cash & cash equivalents	100,000
Total Current Asset	100,000
Non-Current Asset:	
Fixed Assets - net	106,127
Total Non-Current Asset	106,127
TOTAL ASSETS	206,127
LIABILITIES AND EQUITY	
Current Liability:	
Due to Related Party	123,221
Total Current Liability	123,221
TOTAL LIABILITIES	123,221
EQUITY	
Common Stock	200
Additional Paid-in Capital	210,536
Retained Earnings	(127,830)
TOTAL EQUITY	82,906
TOTAL LIABILITIES AND EQUITY	206,127

See Accompanying Notes to these Unaudited Financial Statements

MICOY THERAPEUTICS, INC.
STATEMENT OF OPERATIONS

	Period Ended August 31, 2024
Sales	-
Cost of Sales	-
Gross Profit	-
Operating Expenses	
General and Administrative	36,150
Payroll	75,642
Legal, Consulting and Professional	11,429
Total Operating Expenses	123,221
Total Loss from Operations	(123,221)
Earnings Before Income Taxes, Depreciation and Amortization	(123,221)
Depreciation Expense	4,609
Net Loss	(127,830)

See Accompanying Notes to these Unaudited Financial Statements

MICOY THERAPEUTICS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning Balance at 12/31/23	-	-	-	-	-
Issuance of Common Stock	2,000,000	200	-	-	200
Additional Paid in Capital	-	-	210,536	-	210,536
Net loss	-	-	-	(127,830)	(127,830)
Ending balance at 8/31/24	2,000,000	200	210,536	(127,830)	82,906

See Accompanying Notes to these Unaudited Financial Statements

MICOY THERAPEUTICS, INC.
STATEMENT OF CASH FLOWS

	Period Ended August 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(127,830)
Adjustments to reconcile Net Loss to Net Cash used in operations:	
Increase in Due to Related Party	123,221
Net Cash used in Operating Activities	(4,609)
CASH FLOWS FROM AN INVESTING ACTIVITY	
Increase in Net fixed assets due to transfer from Mirimus	(106,127)
Net Cash used in an Investing Activity	(106,127)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Stocks	210,736
Issuance of Capital by Mirimus for Operating Expenses	
Net Cash provided by Financing Activities	210,736
Cash at the beginning of period	-
Net Cash increase for period	100,000
Cash at end of period	100,000

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Micoy Therapeutics, Inc. (the "Company") was incorporated in Delaware on June 7, 2024, as an independent entity following its spin-off from Mirimus Inc. ("Mirimus"). The spin-off was the result of extensive research and development (R&D) work by Mirimus in autoimmune conditions. The Company is focused on developing therapeutic treatments for patients with autoantibodies to specific proteins that make them especially vulnerable to viral infections. In addition, the Company has developed a companion diagnostic test to detect patients with these autoantibodies.

Although the Company is now a separate entity, Mirimus remains a related party as the sole shareholder and continues to provide capital to support the Company's ongoing research and development efforts. Additionally, Mirimus has contributed equipment essential for the Company's operations and research activities.

The Company's headquarters is located in Brooklyn, New York. While its target customers are primarily based in the United States, its operations are poised for potential global expansion over time.

To further support its growth and operations, the Company plans to conduct a crowdfunding campaign under Regulation CF in 2024 to raise additional capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of August 31, 2024, the Company had no off-balance sheet concentration of credit risk, such as forward contracts or other derivative instruments.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

The fixed assets transferred to the Company by Mirimus on July 8, 2024, after its spin-off on June 7, 2024, were measured at their fair market value, totaling $110,736.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $100,000 in cash as of August 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. The cost of the fixed assets transferred to the Company by Mirimus was based on their fair market value at the time of transfer, which became the new cost recorded on the Company's financials. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on remaining useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for August 31, 2024.

A summary of the Company's property and equipment is shown below.

Property Type	Remaining Useful Life in Years	August 31, 2024
Machinery and Equipment	4-5	91,436
Laboratory Equipment	1-5	19,300
Less Accumulated Depreciation		(4,609)
Book Value		**106,127**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company is currently pre-revenue but plans to generate income by marketing its autoimmune diagnostic test, which will likely be paid for on a cash-payment basis rather than through insurance billing. While the

Company may collaborate with physicians and other third parties to drive sales, payments from customers would typically be made directly to the physician, with Mirimus invoicing the physician periodically.

In cases where the Company sells directly to consumers, customers will pay upfront for the test, and the diagnostic kit will be shipped to them. The customer will collect and return a sample for processing at the lab. The Company's performance obligation is considered fulfilled when the customer submits their sample, and revenue is recognized at that point.

Revenue is recognized net of estimated returns, and at the same time, the Company establishes a liability for expected returns and an asset for its right to recover products from customers.

Research and Development (R&D)

Although the Company became an independent entity as of June 7, 2024, following its spin-off from Mirimus, R&D expenses continued to be incurred by Mirimus on behalf of the Company in the period following the spin-off. These expenses were broken down into several categories and remain essential to the Company's therapeutic and diagnostic development.

General and administrative (G&A) expenses include costs such as office supplies, utilities, and overhead, while payroll expenses cover the salaries, wages, and benefits for both R&D and administrative personnel supporting the Company's research efforts. Additionally, the Company continues to incur legal, consulting, and professional fees related to intellectual property, regulatory compliance, and business development.

Equity Based Compensation

The Company issued stock options under its Stock Plan to both employees and non-employees.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In the Company's case, the option compensation granted by the Company has an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Since there is no active market for the Company's common stock to determine its fair value, management has estimated the fair value for its stock-based compensation to both employees and non-employees. This estimation is based on recent stock sales to independent investors, assessments by placement agents related to preferred stock sales, and validation by independent fair value experts. Given these considerations, management has concluded that the estimated fair value of the Company's stock and related stock-based compensation expense is negligible.

As of August 31, 2024, under its Stock Plan, the Company had 3,710,000 stock options outstanding. Of these, 927,500 options were fully vested, while 2,782,500 options are set to vest over the next 36 months, starting from their issuance in August 2024. Additionally, there were 940,000 shares available for issuance under the plan once these options are exercised.

Income Taxes
As the Company is newly formed, it is not yet required to file a tax return. At this stage, the Company has not generated taxable income and has no tax filing obligations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company became an independent entity on June 7, 2024, marking its spin-off from Mirimus. However, after the spin-off, R&D expenses continued to be incurred by Mirimus, the sole shareholder holding 100% of the issued and outstanding shares of the Company, on its behalf.

Consequently, the funds provided by Mirimus became payable by the Company, amounting to $123,221 as of August 31, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As of August 31, 2024, the Company has no outstanding external trade or non-trade liabilities.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 common shares with a par value of $0.0001 per share. As of August 31, 2024, 2,000,000 shares were issued and outstanding, all held by Mirimus Inc.

Voting: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 14, 20, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Micoy Therapeutics is not live or open to the public at this moment.

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Developing Therapeutics to Block Harmful Autoantibodies

Micoy is a pre-revenue, preclinical-stage biotechnology company focused on developing novel therapeutics targeting harmful autoantibodies that induce immunodeficiency by inhibiting type I interferons.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



MICOY
Therapeutics
Developing therapeutics to block harmful autoantibodies.

$0 Raised

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$1.75 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$493.50	$9.99M

REASONS TO INVEST



- Micoy Therapeutics is focused on developing innovative therapies aimed at blocking harmful autoantibodies, which could offer a promising approach to protecting against life-threatening viral infections.
- Our CEO brings a wealth of experience in biotech, holding U.S. patents for RNAi technologies and being named a Stony Brook University '40 Under 40' achiever, providing a solid foundation for advancing our innovative research.
- Backed by over $3M in funding and with recognized research contributions, Micoy Therapeutics is advancing its research with the goal of achieving a significant milestone, targeting the initiation of clinical trials within the next 18 months.





MICOY THERAPEUTICS THERAPIES ARE STILL IN DEVELOPMENT AND HAVE NOT BEEN TESTED NOR APPROVED BY THE FDA.

TEAM



Prem Premsrirut • CEO & Director

Prem K. Premsrirut, MD, PhD, is a dynamic and visionary scientific leader with extensive experience in the biotechnology and pharmaceutical industries, specializing in drug development in the fields of cancer and immunology.





David Eads • Secretary & Treasurer

David has served as CFO of Mirimus since 2020. Previously, he was an Equity Research Analyst at UBS, covering several industries including banks and managed healthcare. He began his career at PwC, with experience in M&A and financial reporting.



ABOUT

HEADQUARTERS	WEBSITE
760 Parkside Avenue, Suite 206 Brooklyn, NY 11226	View Site

Micoy is a pre-revenue, preclinical-stage biotechnology company focused on developing novel therapeutics targeting harmful autoantibodies that induce immunodeficiency by inhibiting type I interferons.

TERMS

Micoy Therapeutics

Overview

PRICE PER SHARE	VALUATION
$1.75	$9.99M
DEADLINE	FUNDING GOAL
Jan. 24, 2025 at 2:59 AM EST	$124k - $1.23M

Breakdown

MIN INVESTMENT
$493.50



OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,994.25



SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
70,857

MAX NUMBER OF SHARES OFFERED
705,711

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated community member of Micoy Therapeutics, you are eligible for 25% additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 7% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 12% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 20% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 3% bonus shares

Tier 2 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive 9% bonus shares

Tier 4 Perk: Invest $25,000+ and receive a 30 minute call with Micoy's CEO + 12% bonus shares

Tier 5 Perk: Invest $50,000+ and receive a 30 minute call with Micoy's CEO + 15% bonus shares

The 10% StartEngine Venture Club Bonus

Micoy Therapeutics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $175. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

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EXHIBIT D TO FORM C

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